May 21, 2009
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed February 20, 2009 File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (“LogMeIn” or the “Company”), submitted herewith for filing is Amendment No. 6 (“Amendment No. 6”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 6 in response to comments contained in a letter, dated March 6, 2009 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael K. Simon, Chairman and Chief Executive Officer of LogMeIn. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 6 to the Registration Statement.
General
1.	We are in receipt of your confidential treatment request, CF Control #21479, and note that you intend to file another amendment to your registration statement addressing certain of the Staff’s comments. Our review of your amended confidential treatment request will be conducted when you have responded to the pending comments with an amendment. Any comments will be provided in a separate letter promptly upon LogMeIn’s filing of the amended registration statement addressing the Staff’s comments. Please note that any comments with respect to the application must be resolved prior to the desired effective date.

Response:	The Company is in receipt of the confidential treatment comment letter relating to certain disclosures in the Registration Statement. We understand that development fees, license and connectivity fees, revenue
Wilmer Cutler Pickering Hale and Dorr llp, 1100 Winter Street, Waltham, Massachusetts 02451
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Securities and Exchange Commission
May 21, 2009

sharing arrangements and the termination fee will be disclosed. We expect to disclose the fees in the next amendment.
Executive Compensation
Summary Compensation Table, page 75
2.	We note that you have removed the summary compensation information for 2007. Registrants are required to provide information for any year if that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Instructions to Item 402(c) of Regulation S-K. Please revise your filing to include the summary compensation information for 2007, including appropriate discussion response to Item 402(b) of Regulation S-K.

Response:	The Company has revised the Registration Statement in response to the Staff’s comments. Please see pages 73, 74, 75, 76 and 77 of the Registration Statement.
If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Lee Schindler of this firm at (781) 966-2048.
Sincerely,
/s/ Susan L. Mazur
Susan L. Mazur